REDtone Asia, Inc.

Room 1602 Aitken Vanson Centre

61 Hoi Yuen Road

May 18, 2011

United States

Attn: Larry Spirgel

SECURITIES AND EXCHANGE COMMISSION

100 F St. NE

Washington, D.C. 20549

Re:

REDtone Asia, Inc. (f/k/a Hotgate Technology, Inc)

Form 8-K/A filed on September 30, 2010

Form 10-Q for the quarterly period ended November 30, 2010

Filed January 13, 2011

File No. 333-129388

Dear Mr. Spirgel;

Form 8-K/A filed on September 30, 2010

General

1.

Companies often change auditors as a result of a reverse merger.  Please confirm whether the company has changed auditors from Madsen & Associates CPA’s, Inc.  If so, please revise tour filing to include appropriate disclosure under Item 4.01.

RESPONSE: There has been no change in auditor since the merger occurred.

2.

Please provide an organizational diagram showing the relationships between the company and its related entities (e.g., REDtone related companies, other parents and subsidiaries) both immediately before and after your recent reverse merger transaction.

RESPONSE: We have included organizational charts per your request on pages 3 and 4 of the Amended 8-K/A filed herewith.

REDtone China, page 4

3.

We also note your disclosure in the sixth paragraph on page 4 that says REDtone “will deliver discounted calls:” REDtone “will provide the necessary support for sales and marketing, customer care, technical system and other related matters for China Tie Tong’s consumer and corporate voice services;’ and REDtone will be the “sole distributor for China Tie Tong… in Shanghai.”  However your charts on pages 5 and 7 indicate a narrower role in the distribution of calls.  The charts appear to indicate that you own the E-Purse System and are a collection agent for Shanghai Hong Sheng Network Telecommunications Ltd.  In this regard, it appears you distribute sold airtime to consumers who in turn pay dealers for this airtime.  Please revise this section to more accurately describe your business.  In this regard, it appears that you focus on the sales of airtime for phone calls at a discounted rate (such as a calling card with voice minutes) and do not provide any direct communication services.  Please confirm and revise accordingly.

RESPONSE: Pertaining to the discounted consumer voice business entered into by REDtone China’s subsidiary with collaboration China TieTong (“CTT”), CTT provides the network access for discounted calls while REDtone China act as CTT’s sole distributor in Shanghai. REDtone China provides the necessary support for sales and marketing, customer care, technical system and other related matters for China TieTong’s consumer and corporate voice services.

While the branding of discounted consumer voice service (namely “E-Secretary”) belongs to

CTT, Redtone China is handling the marketing campaigns, developing retailing networks to

Promote sales, providing billing support, selling of prepaid air-time and associated commission scheme structure design based on sold air-time, prepaid money collection, sold air-time account management and customer care support, all done with the help of our E-Purse System and call center owned and operated by REDtone China.  REDtone China is the sole contributor for “E Secretary” business model minus the backbone transmission network infrastructure owned by CTT.  REDtone China does not provide any direct communication services.

This explanation has been added to page 5 of the Amended 8-K/A filed herewith.

4.

Further we note your statement that you have the network capacity for 437E1 where each E1 allows for average transmissions of 1,000,000,000 minutes per month.  Please clarify whether you have the ability to sell this many minutes on China TieTong’s network.

RESPONSE:  There is a typo-error on each E1 capacity.  The average transmission of 100,000,000 minutes of capacity per month pertains to the total capacity of the entire 437E1 and not each E1. This typo has been remedied on page 5 of the Amended 8-K/A.

Regulatory Matters, page 12

5.

Your current discussion of PRC laws and regulations governing your business does not address the regulatory requirements for a foreign investment entity operating a telecommunication business in the PRC.  Revise to discuss the PRC regulations and the governmental bodies that oversee your business and corporate structure.  In this regard, we draw specific attention to any required business licenses and the registration requirements of the principals of your company.

RESPONSE: As explained in point No. 3 above, REDtone China does not provide direct telecommunication services in PRC. REDtone China acts as a distributor for CTT. REDtone China and has a business license issued by PRC’s State Administration for Industry and Commerce to

carry out the distribution services. REDtone China does not require a telecommunication license to carry out its distribution activities.

Sale of Unregistered Securities, page 18

6.

We note you have sold unregistered securities to Grand Trading Investment when you were a shell company.  Please disclose these securities may not be resold unless the requirements of paragraph (i) of Rule 144 are met.

RESPONSE: We have amended the 8-K/A and added this disclosure statement on page 17 on the document.

Executive Compensation, page 22

7.

Revise to provide the executive compensation disclosure required by Item 402(m) of Regulation S-K.

RESPONSE: We have revised the 8-K/A on page 22 to include the items you requested. Additionally, the following table sets forth, for the fiscal years ended May 31, 2010 and 2009, certain information regarding the compensation earned by the Company’s named executive officers. Where columns have been omitted from the Summary Compensation Table below, it is because no such compensation was paid to the named executive officer during the 2010 or 2009 fiscal years.

SUMMARY COMPENSATION TABLE

		Annual Compensation
				Other
	Year			Annual	All Other
Name and Principal Position	Ended	Salary	Bonus	Compensation	Compensation
	May 31	($)	($)	($)	($)
Chuan Beng Wei,	2010	-0-	-0-	-0-	-0-
Director	2009	-0-	-0-	-0-	-0-

Michael Yang Chee Hoong,	2010	-0-	-0-	-0-
Director, Former President	2009	-0-	-0-	18,058(1)	-0-

Yan Suan Sah, CEO, CFO	2010	-0-	-0-	-0-	-0-
	2009	-0-	-0-	-0-	-0-

(1) The Company paid Mr Yang $18,058 in advisory fee pursuant to a service agreement for the fiscal year ended May 31, 2009 .

Certain Relationships and Related Transactions, page 23

8.

Revise to provide the disclosure required by Item 407(a) regarding the independence of your board of directors.

RESPONSE: We have updated the disclosures required by Item 407(a) on page 24 of the Amended 8-K/A.

9.

Also, we note your statement that there were no related transactions between June 1, 2010 and the date of the Form 8-K/A.  However, Instructions to Item 404(d) of Regulation S-K require you to provide information on related party transactions for the past two fiscal years.  Revise accordingly.

RESPONSE: During the fiscal year ended May 31, 2010, there were no related transactions between the Company and its Directors.

During the fiscal year ended 31 May 2009, a wholly owned subsidiary of the Company paid Mr.

Yang $18,058 in advisory fee pursuant to a service agreement.

These items have been added to the Amended 8-K/A on page 24.

10.

Further, provide the information required by Item 701 of Regulation S-K regarding the recent sales of unregistered securities for the past three years.

RESPONSE: We have updated the Amended 8-K/A filed herewith on page 24 with the information requested. Additionally, within the past three years, the Company has sold unregistered securities as listed in a schedule contained herein.  These shares were sold to stockholders who acknowledged and understand that the certificates representing the shares has not been registered under the Securities Act 1933, as amended (“The Act”) and are restricted securities as that term is defined in Rule 144 under the Act, and requires written release from either the issuing Company or their attorney prior to legend removal.

Summary of sale of unregistered securities :
No.	Date of Share certificate	Share Certificate Number	Name of Shareholder	No. of Shares	Subscription Price (per share)	Total Subscription Price (US$)

1	Aug 18, 2008	1127	Michael Ting Sii Ching	70,000	US$ 1.00	70,000.00
2	Aug 18, 2008	1128	Tan Suat Eam	4,000	US$ 1.50	6,000.00
3	Aug 18, 2008	1129	Soon Yeow	10,000	US$ 1.50	15,000.00
4	Aug 18, 2008	1130	Yap Jek Nam	10,000	US$ 2.00	20,000.00
5	Aug 18, 2008	1131	Poh Chee Seng	20,000	US$ 2.00	40,000.00
6	Aug 28, 2008	1133	Shaifubahrim Bin Mohd Saleh	20,000	US$ 1.00	20,000.00
7	Oct 2, 2008	1137	Alburn Selvam William	105,000	US$ 1.00	105,000.00
8	Nov 6, 2008	1139	Poh Chee Seng	30,000	US$ 2.00	60,000.00
9	Dec 8, 2008	1140	Soon Yeow	58,770	US$ 1.50	88,155.00
10	Mar 12, 2009	1147	Suhaimi Bin Badrul Jamil	5,000	US$ 0.50	2,500.00
11	Mar 12, 2009	1148	Vieven Goon	30,000	US$ 0.50	15,000.00
12	Aug 2, 2010	1156	Grand Trading Investment Pte Ltd	110,000,000	US$.0004	44,000.00

Note: The above number of shares is before the effect of the one-for-twelve reverse stock split of the Company’s common stock.

Financial Statements – General

11.

Please revise your filing to include auditor’s report covering the financial statements provided in your filing.

RESPONSE: Thank you for your comment. The auditor’s report covering the financial statements provided in the filing is now included with the Amended 8-K/A-2 filed herewith.

Note 3 – Summary of Significant Accounting Policies, page 29

12.

Please expand your disclosure to explain your revenue recognition policy for each of the major products and services you offer (i.e., EMS, corporate and reload services.)  In that regard, please clarify whether prepaid services expire if they are not used within a certain period, or if they carry-over indefinitely until utilized.

RESPONSE: We have amended the Summary of Significant Accounting Policies per you request on page 32 of the Amended 8-K/A.

Exhibits

13.

Please file your business collaboration agreement with China TieTong  Telecommunications and intellectual property agreement referenced on page 12.

RESPONSE: These items are attached as exhibits to the Amended 8-K/A and filed as Exhibits

10.1 and 10.2, respectively. The exhibit list can be found on page 24 of the Amended 8-K/A.

14.

Further, we note you are a distributor for prepaid 2G and 3G mobile phone calls.  File your agreements with China Mobile, China Unicom, and China Telecom for these services.

RESPONSE: These items are attached as exhibits to the Amended 8-K/A and filed as Exhibits

10.3 and 10.4, respectively. The exhibit list can be found on page 24 of the Amended 8-K/A.

Form 10-Q for the Fiscal Quarter Ended November 30, 2010

Consolidated Statements of Cash Flows, page 27

15.

It is unclear why changes in amounts due to/from a related party have been included within operating activities as opposed to investing or financing, depending on their nature.  Please reclassify, as appropriate.  Further, please expand your disclosure to discuss the nature of this receivable and when it is expected to repaid.  If it is not expected to be repaid within 12 months of your balance sheet date, please reclassify outside of current assets.

RESPONSE: The amount due from related companies amounting to $1,179,487 is reclassified to investment activities as it is an inter-company loan of non-trade in nature. In addition, we will reclassify it to outside of current assets as it is not expected to be repaid within 12 months.

We have updated this Note on page 10 of the Amended Form 10-Q filed  and page 30 of the amended 8-K/A.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 15

Service Cost, page 16

16.

Please revise your disclosure to explain in more detail why service cost for the six month period ended November 30, 2010 increased by 900% over the prior interim period.

RESPONSE: The service cost for the six months period ended November 30, 2010 increase by 900% or $1,049,707 over the prior interim period mainly due to increase in the sales from the collaboration agreement with other telecommunication providers whereby we recognize both revenue and cost on the gross basis. This revision has been reflected on page 15 of the Amended 10-Q filed herewith.

Item 4T Controls and Procedures, page 19

17.

We note that you assessed disclosure controls and procedures as not effective as of May 31, 2010 in your Form 10-K for the fiscal year then ended, but effective as of August 31, 2010 and November 30, 2010, in your Form 10-Q’s for those periods; however no changes to your internal controls were reported in any of these filings.  Please explain.  Also explain how each weakness noted in your Form 10-K disclosures leading to an assessment of not effective was resolved such that your subsequent conclusions were that your disclosure controls and procedures were effective.

RESPONSE: These changes have been made on page 18 of the Amended 10-Q filed herewith. As of May 31, 2010, the end of the fiscal year covered by Form 10-K, the evaluation of the effectiveness of our disclosure controls and procedures were concluded as not effective because they did not have proper application of accounting principles to ensure a material transaction was accounted for in accordance to the United States generally accepted accounting principles. At that point in time, the company was suffering major slump in business causing turnover of employees resulting in insufficient team of management to observe good internal control practices especially lacking in segregation of duties.

Pursuant to the Share Exchange Agreement transaction resulting in Redtone China taking over Hotgate in August 2010, the Company has undertaken the following effort to improve the internal control management:

(a)

Having additional headcounts of accounting personnel managing each accounting functions for better segregations of duties

(b)

Engaged an independent audit firm Messrs. Audex Governance Sdn Bhd from Malaysia to perform internal audit review on key cycles such as Procurement, Payment Processing and Cash Management covering the period from December 2009 to November 2010.

Based on the internal audit report findings, the management has established Company policies and rulings addressing those areas highlighted for better control and process improvement.

18.

We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

—

How do you evaluate and assess internal control over financial reporting?

—

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

—

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

RESPONSE: Currently the core operation of Redtone Asia is only located in Redtone Shanghai office, a single location. The Company has established the following procedures, controls and policies to seek continuous assurance that the financial reporting system is operating satisfactorily:

(a)

The Company has a set of financial reporting policy and procedure that include the following:

-

well-defined accounting procedures for all aspects of accounting tasks;

-

financial reporting is completed in accordance with accepted accounting practices and legal requirement;

-

reviewed and signed by company officers who attest to the reasonable accuracy of the information; and

-

completed within the required time frame(s) and forwarded to required agencies for external review such as auditors and legal counsel.

(b)

Well defined organizational structure with clear lines for the segregation of duties, accountability and the delegation of responsibilities to senior management and the respective division heads including appropriate authority limits to ensure accountability and approval responsibility.

(c)

There are sufficient reports generated in respect of the business and operating units to enable proper review of the operational, financial and regulatory environment. Management Accounts are prepared timely and on a monthly basis and is reviewed by the Board of Directors and Senior Management.

(d)

Company has appointed an independent internal auditor i.e. Audex Consultancy   Sdn Bhd to carry out periodic assignments to ensure the policies and procedures established by the Board are complied with by management. All reports and findings arising from these reviews are discussed primarily with the respective process custodians prior to a formal report being presented to the Board.

(e)

Budgets are prepared annually for the Business / Operating units and approved by the Board. The budgets include operational, financial and capital expenditure requirements and performance monitored on a monthly basis and the business objectives and plans are reviewed in the monthly management meetings attended by division and business unit heads. The Directors meet regularly with Senior Management to consider the Group’s financial performance, business initiatives and other management and corporate issues.

(f)

Review of all proposals for material capital and investment opportunities by the management committee and approval for the same by the Board prior to expenditure being committed.

(g)

The professionalism and competency of staff are enhanced through a structured training and development program and potential candidates / entrants are subject to a stringent recruitment process. A performance management system is in place with established key performance indicators to measure and review staff performance on an annual basis.

I acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing;

—

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chuan Beng Wei

Chief Executive Officer